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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                          FIRST MANITOWOC BANCORP, INC.

                                (NAME OF ISSUER)

                          First Manitowoc Bancorp, Inc.
         (f/k/a Southeastern First Manitowoc Bancorp of Wisconsin, Inc.)
                       (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0000719495
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 THOMAS J. BARE
                          FIRST MANITOWOC BANCORP, INC.
                             402 NORTH EIGHTH STREET
                         MANITOWOC, WISCONSIN 54221-0010

(NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                   COPIES TO:

                             K. THOR LUNDGREN, ESQ.
                            W. CHARLES JACKSON, ESQ.
                          MICHAEL BEST & FRIEDRICH LLP
                            100 EAST WISCONSIN AVENUE
                           MILWAUKEE, WISCONSIN 53202

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

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                                  INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") by the surviving corporation in connection with the merger of First Manitowoc Bancorp, Inc., a Wisconsin corporation and registered bank holding company ("Old FMB") with and into Southeastern First Manitowoc Bancorp of Wisconsin, Inc., a Wisconsin corporation and the surviving corporation in the merger ("Southeastern," "surviving corporation" or "New FMB").

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-3(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires a final amendment to Schedule 13E-3 to be filed to report the results of the merger.

On Friday, June 17, 2005, Old FMB and Southeastern filed Articles of Merger with the Wisconsin Department of Financial Institutions and the merger became effective at 12:01 a.m., Central Time, on June 17, 2005 ("Effective Time").

Pursuant to the terms of the Articles of Merger, each share of Old FMB's common stock, par value $1.00 per share ("Old Shares"), held by a shareholder of Old FMB who was classified as a "Redeeming Shareholder," as defined in the information statement previously filed with the SEC and delivered to shareholders (the "Information Statement"), was canceled and converted into the right to receive $19.60 in cash. Each Old share held by a shareholder of Old FMB who was classified as a "Continuing Shareholder," as defined in the Information Statement, was converted into the right to receive one share of New FMB common stock, par value $1.00 per share ("New Share"). As a result of the merger, New Shares will be held by less than 300 shareholders of record.

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement in answer to the items of Schedule 13E-3.

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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2005

                                        SOUTHEASTERN FIRST MANITOWOC BANCORP OF
                                        WISCONSIN, INC.


                                        By: /s/ Thomas J. Bare
                                           -------------------------------------
                                           Thomas J. Bare
                                           President and Chief Executive Officer